May 24, 2016

VIA EDGAR AND HAND DELIVERY

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

Re:	Arthur J. Gallagher & Co.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 10, 2016

File No. 001-09761

Dear Mr. Rosenberg:

On behalf of Arthur J. Gallagher & Co. (the “Company,” “we,” or “our”), this letter responds to your letter, dated May 10, 2016 (the “Comment Letter”), regarding the above-referenced report on Form 10-K for the fiscal year ended December 31, 2015 (the “Annual Report”), filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2016. Each comment of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) is set forth below, followed by the Company’s response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The responses of the Company are set forth in ordinary type beneath the comments of the Staff appearing in bold type.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Off-Balance Sheet Arrangements

Off-Balance Sheet Debt, page 52

1.	Your disclosure indicates that you posted several letters of credit to allow certain of your captive operations to meet minimum statutory surplus requirements. Please address the following:

•	Clarify for us if these entities are captive insurance entities or rent-a-captive facilities.

•	Explain to us the consequences to you if a captive does not meet its minimum statutory surplus requirements and the potential impact to your results of operations and financial position.

The “captive operations” referred to above are rent-a-captive facilities. Please see our response to Comment 2 for more information regarding rent-a-captive facilities.

These captives are required to meet minimum statutory surplus requirements in the jurisdictions of their formation. The letters of credit referred to in the disclosure cited above were posted to meet such requirements. Minimum statutory surplus requirements are used to protect against shortfalls in the captive company’s reserves or operating results. If such a shortfall occurred, the letter of credit could be drawn upon at the direction of the

Arthur J. Gallagher & Co.

File No. 001-09761

captive company’s regulator. In such an event (which, as disclosed in Note 14 to the Annual Report, has never occurred), we would pursue a collection claim against the underlying risk-taking captive participant for the amount drawn and if we were unable to collect, we would record an expense for bad debt in our consolidated statement of earnings. As of December 31, 2015, our maximum exposure with respect to such letters of credit was $6.3 million, or 1.8% of our net earnings attributable to controlling interests for the year ended December 31, 2015 and 0.2% of our December 31, 2015 stockholders’ equity attributable to controlling interests, which we believe is immaterial to our consolidated financial statements. It is highly unlikely all of such letters of credit would be drawn upon, and that such amounts would become uncollectable from our clients, in the same reporting period. In addition, we have never incurred a loss on these types of arrangements.

Notes to Consolidated Financial Statements

15. Insurance Operations, page 91

2.	Please address the following:

•	Explain to us the difference between core companies, captive insurance entities and rent-a-captive facilities as referred to throughout your filing and clarify for us the nature of your business activity with each type of entity.

•	For each type of entity above, tell us:

•	Your ownership percentage, your accounting treatment and the basis for your accounting treatment including reference to authoritative literature; and

•	where it is recorded within your consolidated financial statements and its related impact as of and for each period presented.

The terms “core companies,” “captive insurance entities,” and “rent-a-captive facilities” refer to different aspects of our rent-a-captive programs. See “Rent-a-Captive Programs” below. In addition to rent-a-captive programs, our disclosures also refer to insurance companies we have set up in connection with our rent-a-captive and other captive programs. See “Insurance Companies” below.

Rent-a-Captive Programs

A rent-a-captive program is one in which our clients use, or “rent,” a captive insurance entity we set up. In this context, the captive insurance entities that we set up are referred to as “rent-a-captive facilities.” In such facilities, each client participant takes advantage of the infrastructure of our captive insurance entity and “rents a cell” in which its risks are legally segregated from those of the other participants. The regulated captive insurance entity at the center of a rent-a-captive program is referred to as the “core company”. The revenue we earn from rent-a-captive programs comes to us in the form of brokerage commissions and fees paid by our clients, rather than insurance underwriting.

Insurance Companies

Copper Mountain is our wholly-owned insurance company subsidiary domiciled in Utah. Copper Mountain acts as a “fronting” insurance company. A fronting insurance company issues policies for clients in both member-owned and rent-a-captive facilities, and cedes 100% of the insurance to reinsurers or to the captives, using facultative and quota share treaty reinsurance agreements. We have credit risk both with respect to our captive clients and the reinsurers to which we cede their insurance. To offset the risk with respect to our clients, we have obtained collateral in the form of pledged assets, including cash and/or investment accounts or letters of credit.

Fortress Insurance and Sentinel Indemnity are our wholly-owned captive insurance companies domiciled in Delaware. Fortress was formed to provide property and casualty captive insurance stop loss programs for captive clients, and Sentinel was formed to provide medical benefit captive insurance stop loss programs. These companies consist of Series Business Units (SBUs), which are self-governing and protected companies formed under the umbrella of a series limited liability company. An SBU’s function and purpose is similar to that of a rent-a-captive. Each SBU is owned by third parties and exists under Fortress and Sentinel through a Series

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File No. 001-09761

Agreement. Each SBU is an independent insurance company capable of issuing policies directly or policies fronted by a commercial insurer to the insured company and third parties. All underwriting risk is borne by individual SBUs, which are protected by statute from the financial obligations of other SBUs. We have issued $0.6 million in letters of credit to assist in funding capital for the Sentinel SBUs.

The revenue we earn from operating these insurance companies comes to us in the form of brokerage commissions and fees paid by our clients, rather than insurance underwriting.

Ownership and Financial Statement Impact

The table below sets forth our ownership percentage of the entities referred to above, as well as other information, as of December 31, 2015:

			LOCs
			Provided		State or
		Company	to Meet	Total	Other
		Ownership	Surplus	Stockholder’s	Jurisdiction of
Name of Legal Entity	Purpose of Entity	Percentage	Requirements	Equity	Incorporation
Copper Mountain Assurance, Inc.	Insurance Company	100%	$—	$255,000	Utah
Fortress Insurance, LLC	Captive Insurance Company with SBUs	100%	—	273,000	Delaware
Sentinel Indemnity, LLC	Captive Insurance Company with SBUs	100%	600,000	—	Delaware
SEG Insurance Ltd.	Rent-a-Captive	24%	5,700,000	—	Bermuda
Protected Insurance Company	Rent-a-Captive	100%	—	4,000,000	Bermuda
Artex Insurance ICC Limited	Rent-a-Captive	100%	—	16,000	Guernsey
Harlequin Insurance PCC Limited	Rent-a-Captive	100%	—	16,000	Guernsey
Mannequin Insurance PCC Limited	Rent-a-Captive	100%	—	16,000	Guernsey
Igloo Insurance PCC Limited	Rent-a-Captive	100%	—	232,000	Guernsey

Total			$6,300,000	$4,808,000

Rent-a-Captive Facilities. As set forth above, our rent-a-captive facilities are all 100%-owned, with the exception of SEG, which is 24%-owned and considered a controlled foreign corporation for U.S. tax purposes. The operations of the six facilities are similar. Clients who place their risks in these facilities are billed their applicable premiums by our brokerage segment. The collected premium is remitted to an external unaffiliated fronting insurance company for the relevant program. The fronting insurance company cedes the first layer of the insurance premium (the deductible loss fund layer) to the client’s cell and the excess layer is then ceded to an unaffiliated reinsurance company. Typically, the rented cell programs assume 60% of the loss fund premium from the front company and record invested assets and corresponding liabilities of this business in the protected cell. These are not our assets and liabilities, but rather those of the client’s cell. As such, no written or earned premiums or loss expense and loss adjustment expense (LAE) related to the protected cells are recorded in our consolidated statement of earnings. In addition, no assets or liabilities related to the protected cells are recorded in our consolidated balance sheet. Only the activity of the supporting “core” entity of the rent-a-captive facility is recorded in our consolidated financial statements, including cash and stockholder’s equity of the legal entity and any expenses incurred to operate the rent-a-captive facility. There is minimal direct financial impact to our consolidated financial statements, as only interest income and offsetting expenses are consolidated, leading to a net zero effect on the consolidated statement of earnings. The revenue we earn from these rent-a-captive programs comes to us in the form of fees paid by our clients.

Insurance Companies. With regard to Copper Mountain, in accordance with the guidance in ASC 944 Financial Services – Insurance, premiums earned and losses and loss settlement expenses incurred are reported net of reinsurance ceded in the consolidated statements of earnings. Ceded insurance business is accounted for on a basis consistent with the original policies issued and the terms of the reinsurance contracts. Therefore, since

Arthur J. Gallagher & Co.

File No. 001-09761

100% of the Copper Mountain insurance is ceded, the net earned premiums, loss and loss adjustment expense is zero. As a result, there is no net impact to our consolidated statement of earnings.

The table below summarizes the impact of our captive-related operations on our 2015 and 2014 consolidated financial statements, as presented in our Annual Report (excluding the brokerage commissions and fees we receive from our captive and rent-a-captive clients). Because Copper Mountain was not formed until the fourth quarter of 2014 and three of the rent-a-captive facilities were acquired in 2014, and one was acquired late in 2013, the amounts for 2013 related to these operations are substantially smaller than the amounts shown for 2015 and 2014.

	2015			2014
		Impact of			Impact of
		Insurance	Percentage		Insurance	Percentage
		Entity	Impact on		Entity	Impact on
	Reported	Operations	Reported	Reported	Operations	Reported
	($ in millions, except per share)			($ in millions, except per share)
Balance Sheet - At December 31,
Restricted cash	$1,412.1	$122.4	8.7%	$1,367.6	$90.4	6.6%
Premiums and fees receivable	1,734.0	43.5	2.5%	1,462.5	45.2	3.1%
Other current assets	709.3	0.2	0.0%	666.7	—	0.0%
Total assets	10,913.8	170.9	1.6%	10,010.0	139.0	1.4%
Premiums payable to insurance and reinsurance companies	2,877.1	134.1	4.7%	2,623.3	104.1	4.0%
Total liabilities	7,225.6	166.1	2.3%	6,704.9	134.2	2.0%

Statement of Earnings - Year
Other net revenues	30.5	—	0.0%	18.4	—	0.0%
Operating expense	840.7	—	0.0%	743.1	—	0.0%
Earnings before income taxes	293.5	—	0.0%	291.5	—	0.0%
Net earnings attributable to controlling interests	356.8	—	0.0%	303.4	—	0.0%
Diluted net earnings per share	$2.06	$—	0.0%	$1.98	$—	0.0%

As disclosed in Note 15 to our 2015 consolidated financial statements, the net effect of written and earned premiums on the Company’s consolidated statement of earnings is zero. Given that we report on a net basis, the effects of the direct and assumed earned premiums are all included in the table above in “Other net revenues” and the direct and assumed loss and loss adjustment expense are all included above in “Operating expenses” and when netted against the amounts ceded, the net effect on the consolidated financial statements is zero. As disclosed in Note 15, the Company did have reinsurance recoverables at December 31, 2015 and 2014 of $40.1 million and $34.8 million, respectively. These amounts have been included in “Premiums and fees receivable” in our consolidated balance sheet.

We believe that the net impact of these insurance entity operations on our 2015 and 2014 consolidated financial statements is immaterial. However, because activity related to these insurance entity operations nearly doubled between 2014 and 2015, management believed that it would be helpful to the users of our financial statements for us to include disclosure regarding these operations in the Annual Report.

*        *        *

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Arthur J. Gallagher & Co.

File No. 001-09761

We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Seth Diehl, Assistant Secretary and Senior Counsel – Corporate & Securities, at (630) 285-4494 or me at (630) 285-3448.

Very truly yours,

/s/ Walter D. Bay
Walter D. Bay
Vice President, General Counsel and Secretary

cc:	Christine Allen Torney, Senior Staff Accountant, Division of Corporation Finance of the Commission

Tabatha McCullom, Senior Staff Accountant, Division of Corporation Finance of the Commission

Andrew L. Fabens, Gibson, Dunn & Crutcher LLP